UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-42128

Telix Pharmaceuticals Limited
(Translation of registrant’s name into English)

55 Flemington Road
North Melbourne, Victoria 3051, Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 10, 2026 (Melbourne, Australia), Telix Pharmaceuticals Limited filed announcements with the Australian Securities Exchange  titled “ProstACT Global Phase 3 Study (Part 1) Achieves Primary Objectives,” a copy of which is attached to this Form 6-K as Exhibit 99.1, and “ProstACT Global Phase 3 (Part 1) Results Presentation,” a copy of which is attached to this Form 6-K as Exhibit 99.2.

The information contained in this Form 6-K, except for the commentary within Exhibit 99.1 appearing in the last paragraph on page 1 and the first paragraph on page 2, is incorporated by reference into our Registration Statement on Form F-3ASR (File No. 333-293611) and Registration Statement on Form S-8 (File No. 333-283917).

99.1	Press release – March 10, 2026
99.2	Presentation – March 10, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telix Pharmaceuticals Limited

Date: March 10, 2026	By:	/s/ Genevieve Ryan
Name: Genevieve Ryan
Title: Company Secretary